Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

NetSuite Software (Asia Pacific) Pte. Ltd.	Singapore
NetSuite (Phillippines) Inc.	Phillippines
NetSuite Austrailia PTY LTD	Austrailia
NetSuite K.K.	Japan